                                                                    Exhibit 99.1


[LINKTONE LOGO]



                                  LINKTONE LTD.

                          HARBOUR RING PLAZA, 6TH FLOOR
                              18 XIZANG ZHONG ROAD
                  SHANGHAI, 200001, PEOPLE'S REPUBLIC OF CHINA

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 16, 2004

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Linktone Ltd., will be held on June 16, 2004 at 9:00 a.m., Shanghai time, at our principal executive offices at Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001, People's Republic of China, for the following purposes:

     1. To designate the number of directors in three classes of directors, and re-elect seven directors to serve for the respective term of office of the class to which the nominee is elected and until their successors are elected and duly qualified.

     2. To appoint PricewaterhouseCoopers as independent auditors of Linktone Ltd. for the fiscal year ending December 31, 2004.

     3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on May 4, 2004 are entitled to vote at the annual general meeting.

                                        FOR THE BOARD OF DIRECTORS





                                        Raymond Lei Yang
                                        Member of the Board of Directors
                                        and Chief Executive Officer


Shanghai, China
May 11, 2004



                             YOUR VOTE IS IMPORTANT





TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

[LINKTONE LOGO]


                                  LINKTONE LTD.

                                 PROXY STATEMENT

GENERAL

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 16, 2004 at 9:00 a.m., Shanghai time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices at Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001, People's Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about May 11, 2004.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Mark Begert, our Chief Financial Officer, if you hold our ordinary shares, or to The Bank of New York, if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Shareholders of record at the close of business on May 4, 2004 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of May 7, 2004, 250,129,200 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 6,140,000 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

VOTING AND SOLICITATION

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1 and 2 and in the proxy holder's discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.

The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

[LINKTONE LOGO]


If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to the annual general meeting, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

DEADLINE FOR SHAREHOLDER PROPOSALS

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2005 annual general meeting must be received by January 6, 2005 at Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001, People's Republic of China and should be in conformity with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

[LINKTONE LOGO]


                                   PROPOSAL 1

                              ELECTION OF DIRECTORS

The company's Amended and Restated Memorandum of Association provides for the division of the board of directors into three classes, designated Class I, Class II and Class III, as nearly equal in number as the total number of directors permits. At the 2004 annual general meeting, Class I directors will be elected to a one-year term, Class II directors will be elected to a two-year term and Class III directors will be elected to a three-year term. At each succeeding annual general meeting of shareholders, successors to the class of directors whose term expires at that annual meeting will be elected to a three-year term. The board of directors, subject to the approval of the company's shareholders, has determined that Class I will consist of two (2) directors, Class II will consist of two (2) directors and Class III will consist of three (3) directors. The board of directors has nominated all of our seven current directors for re-election at the 2004 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders at which such director's class is subject to re-election and until such director's successor is elected and is duly qualified, or until such director's earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of May 11, 2004 the principal positions with our company held by them and their respective class designation and next term of office are as follows:


                                                                                                                      NEW TERM
NAME                                                        AGE   POSITION                               CLASS        OF OFFICE
----                                                        ---   --------                               -----        ---------
Elaine La Roche(1)(2)..................................     54    Chairperson of the Board               Class II     2 years
Jun Wu(3)..............................................     32    Director                               Class III    3 years
York Chen(2)(3)........................................     50    Director                               Class I      1 year
Thomas Hubbs(1)(2).....................................     59    Director                               Class II     2 years
Derek Sulger(1)........................................     31    Director                               Class III    3 years
David C. Wang(2).......................................     59    Director                               Class I      1 year
Raymond Lei Yang(3)....................................     47    Chief Executive Officer and Director   Class III    3 years

------------------
(1) Member of the audit committee.
(2) Member of the compensation committee.
(3) Member of the nominating committee.


DIRECTORS NOMINATED FOR ELECTION AT THE ANNUAL GENERAL MEETING

Elaine La Roche has served on our board since February 2004. She is currently the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People's Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987 where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Masters of Business Administration in finance.

Jun Wu has served as a director since April 2001. From November 1999 until April 2003, Mr. Wu was the Chief Executive Officer and a director of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until October 1998. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.

York Chen has served as a director since April 2001. Since April 2000, Mr. Chen has served as President and General Partner of Acer Technology Ventures Asia Pacific Ltd., which is the venture capital arm of Acer Group, one of the world's largest high tech groups originated in Greater China. Prior to that, he was a Managing Director of Acer Computer International, a subsidiary of Acer Group. He is also a director of our shareholder Intrinsic Technology. Mr. Chen holds a Bachelor of Science degree from the National Taiwan University.

[LINKTONE LOGO]


Thomas Hubbs has served on our board since February 2004. He is an Executive Vice President and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From December 1995 to April 1998 and from October 1998 to August 2001, he worked at InterWave Communications International, Ltd. (Nasdaq: IWAV), a provider of wireless microcellular network equipment, most recently as an Executive Vice President and Chief Financial Officer of the company. From April 1998 to October 1998, he served as the Senior Vice President and Chief Financial Officer of Walker Interactive Systems, Inc., a client-server/network computing application software developer. He currently serves on the Board of Directors of DisCopy, Inc. and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.

Derek Sulger served as a director from April 2001 until November 2002, and has served again as a director since July 2003. Mr. Sulger serves as Executive Director and Chief Financial Officer of Sumit Mobile Systems Ltd., a Shanghai-based payment technology company which he co-founded. He also serves as the co-chairman of Lunar Group, an investment holding company which was the original investor in our company. Mr. Sulger is one of our founders and he served as Executive Director and Chief Financial Officer of our company from April 2000 through April 2001. From April 2001 through September 2002, he served as Executive Director and Chief Operating Officer of Intrinsic Technology, a wireless data software concern which was spun off from our company. From July 1993 until April 2000, he worked at Goldman Sachs in London and New York, most recently as an Executive Director in the Fixed Income, Currency and Commodities Division. Mr. Sulger graduated cum laude from Harvard University with a Bachelor of Arts Degree.

David C. Wang has served on our board since February 2004. Since November 2002, he has worked as the President of Boeing China where he leads Boeing's growth and localization in the region. Prior to joining Boeing, he worked at General Electric for more than 20 years, most recently as Chairman and Chief Executive Officer of General Electric China and as a member of the corporate business development group. Mr. Wang graduated magna cum laude from St. Louis University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Science degree in Electrical Engineering from the University of Missouri.

Raymond Lei Yang has served as our Chief Executive Officer and a director since March 2003. From June 2001 until November 2002 and from April 1999 until June 2001, he was an Executive Vice President and Chairman of the Board, and Chief Executive Officer, respectively, of Rivalwatch, Inc., a California-based Internet company. Prior to that, he worked as the Chief Executive Officer of Saratoga Technology International, a software distributor and technology company in China. He has a Bachelor of Engineering degree from Tsinghua University and a Masters of Engineering degree from the Electronic Power Research Institute.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.


                  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
               THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.


RELATIONSHIPS AMONG DIRECTORS OR EXECUTIVE OFFICERS; RIGHT TO NOMINATE DIRECTORS

There are no family relationships among any of the directors or executive officers of our company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During the year 2003, our board met in person or passed resolutions by unanimous written consent seven times. All of the directors who were serving in office during 2003 attended at least 75% of all the meetings of our board and its committees on which such director served after becoming a member of our board. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and one of our directors attended the annual general meeting of shareholders held on November 28, 2003.

Our board has three committees, the audit committee, the compensation committee and the nominating committee.

Each member of our audit committee satisfies the "independence" and financial literacy requirements of the National Association of Securities Dealers' listing standards. Our board has also concluded that Mr. Thomas Hubbs meets the criteria for an "audit committee financial expert" as established by the U.S. Securities and Exchange Commission, or the SEC.

Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management's procedures and policies relative to the adequacy of our internal accounting controls.

The compensation committee's functions are to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees.

[LINKTONE LOGO]


No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

The nominating committee's functions are to monitor the size and composition of our board of directors and consider and make recommendations to the board with respect to the nomination or election of directors.

COMPENSATION OF DIRECTORS

In 2003, we did not pay any compensation to our non-executive directors. We granted stock options under our 2000-1 Scheme to our executive director, Raymond Lei Yang, as set forth in the table entitled "Option Grants in Last Fiscal Year" below. Directors who are also employed by our company do not receive separate fees as our directors.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman Islands law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director's own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

LEGAL PROCEEDINGS

We are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

[LINKTONE LOGO]



                                   PROPOSAL 2

                      RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers be appointed as our independent auditors for the year ending December 31, 2004. Our board of directors first appointed
PricewaterhouseCoopers as our independent auditors in 2000.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PricewaterhouseCoopers is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.


             THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
                       RATIFICATION OF THE APPOINTMENT OF
               PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT AUDITORS
                     FOR THE YEAR ENDING DECEMBER 31, 2004.

[LINKTONE LOGO]



                                OTHER INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership as of May 7, 2004, by:

    o all persons who are beneficial owners of five percent or more of our ordinary shares,

    o  our current executive officers and directors and

    o  all current directors and executive officers as a group.

As of May 7, 2004, 250,129,200 shares of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.


                                                                                                             NUMBER OF SHARES
                                                                                                            BENEFICIALLY OWNED
                                                                                                          -----------------------
NAME                                                                                                        NUMBER     PERCENTAGE
----                                                                                                      ----------   ----------
5% OR MORE SHAREHOLDERS
Merry Asia Limited/Jun Wu(1).................................................................             34,340,467      13.7%

LiTech Digital Limited ......................................................................             14,655,615       5.8%
 Room 1001, 10/F
 Admiralty Centre Tower 1
 18 Harcourt Road, Hong Kong(2)

People Holdings Limited......................................................................             14,153,539       5.6%
 P.O. Box 957, Offshore Incorporations Centre, Road Town,
 Tortola, British Virgin Islands(3)

Lunar Group Ketchum Partners I LLC(4) .......................................................             16,066,841       6.4%

Lunar Group Stokenchurch Partners I LLC/Derek Sulger(5) .....................................             15,580,364       6.2%

IP Fund One, L.P./York Chen..................................................................             16,684,614       6.7%
 Ugland House, P.O. Box 309
 George Town, Grand Cayman
 Cayman Islands, British West Indies(6)

Cresciendo Investments Limited ..............................................................             9,603,683        3.8%
 Suite 450, 4th Fl
 Barkly Wharf East
 Le Caudan Waterfront
 Port Louis, Mauritius(7)

Instrinsic Technology (Holdings) Ltd. .......................................................             23,184,522       9.3%
 Harbour Ring Plaza, 6th Floor,
 18 Xi Zang Zhong Road,
 Shanghai, 200001
 People's Republic of China(8)

[LINKTONE LOGO]



                                                                                                             NUMBER OF SHARES
                                                                                                            BENEFICIALLY OWNED
                                                                                                          -----------------------
NAME                                                                                                        NUMBER     PERCENTAGE
----                                                                                                      ----------   ----------
EXECUTIVE OFFICERS AND DIRECTORS (9)
Raymond Lei Yang(10) ........................................................................              3,295,780      1.3%
Michael Guangxin Li(11) .....................................................................              2,883,820      1.2
Mark Begert(12)..............................................................................              6,149,900      2.5
Xin Ye ......................................................................................                     --       --
Elaine La Roche .............................................................................                     --       --
Thomas Hubbs ................................................................................                     --       --
David C. Wang ...............................................................................                     --       --
York Chen(6) ................................................................................                     --       --
All current directors and executive officers as a group (10 persons)(13).....................             78,934,945     31.6%

------------------

(1) Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Prior to November 2003, Mr. Wu held these shares directly. Its address is c/o Jun Wu, Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People's Republic of China. Includes stock options to acquire an aggregate of 282,708 ordinary shares which are exercisable within 60 days of May 7, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 192,708 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(2) LiTech Digital Limited is controlled by Zili Shao pursuant to a trust arrangement with Jun Shao and Xiaoli Shao. Prior to December 2003, these shares were held directly by Xiaoli Shao.

(3) People Holdings Limited is 100% owned by Haichao Joseph Lee. Prior to November 2003, Mr. Lee held these shares directly. Includes stock options to acquire an aggregate of 282,708 ordinary shares which are exercisable within 60 days of May 7, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 192,708 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(4) Lunar Group Ketchum Partners I LLC is a Delaware limited liability company in which Patrick Benzie, one of our former directors, is the sole member. Lunar Group Ketchum Partners I LLC directly owns 15,453,199 ordinary shares and has a power of attorney over an additional 330,934 ordinary shares owned by family members and associates of Mr. Benzie that gives Mr. Benzie the power to direct or cause the direction of the management and policies of the beneficial owners of those shares in ordinary relation to their shareholding in our company. All of these shares were originally held by Lunar Occidental Group LLC until they were transferred to Patrick Benzie in January 2003, who in turn transferred them to Lunar Group Ketchum Partners I LLC and to his family members and associates as set forth above in January 2003. Also, includes stock options to acquire an aggregate of 282,708 ordinary shares which are exercisable within 60 days of May 7, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 192,708 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011. Lunar Group Ketchum Partners I LLC's address is c/o Patrick Benzie, Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People's Republic of China.

(5) Lunar Group Stokenchurch Partners I LLC is a Delaware limited liability company in which Derek Sulger, one of our current directors, is the sole member. Lunar Group Stokenchurch Partners I LLC directly owns 13,124,405 ordinary shares and has a power of attorney over an additional 2,173,251 ordinary shares owned by family members and associates of Mr. Sulger that gives Mr. Sulger the power to direct or cause the direction of the management and policies of the beneficial owners of those ordinary shares in relation to their shareholding in our company. All of these shares were originally held by Lunar Occidental Group LLC until they were transferred to Derek Sulger in January 2003, who in turn transferred them to Lunar Group Stokenchurch Partners I LLC and to his family members and associates as set forth above in January 2003. Also, includes stock options to acquire an aggregate of 282,708 ordinary shares which are exercisable within 60 days of May 7, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 192,708 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011. Lunar Group Stokenchurch Partners I LLC's address is c/o Derek Sulger, Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People's Republic of China.

(6) IP Fund One, L.P. is an investment partnership managed by Acer Technology Ventures Asia Pacific, Ltd., which is controlled by William Lu, Richard Chang and York Chen, one of our directors. Mr. Chen has an interest in this fund but disclaims beneficial ownership of these shares in our company.

(7) Cresciendo Investments Limited is wholly owned by Ellensburg Holding Pte. Ltd., which is wholly owned by Singapore Technologies Pte. Ltd. Singapore Technologies Pte. Ltd. is wholly owned by Temasek Holdings Ltd., which is wholly owned by the Singapore government. Prior to November 2003, these shares were held directly by Hong Lim Investments Pte. Ltd. Cresciendo Investments Limited has represented to us that it is affiliated with DBS Vickers Securities (USA) Inc., a U.S. registered broker-dealer. These shares were originally purchased by another affiliate of Cresciendo Investments Limited, Hong Lim Investments Pte. Ltd., which purchased them for investment purposes in its ordinary course of business. At the time of the purchase of these shares from us, based on such shareholder's representations to us, Hong Lim Investment Pte. Ltd. had no agreements or understandings, directly or indirectly, with any person to distribute them. Before Hong Lim Investments Pte. Ltd. purchased our shares in November 2001, it was not affiliated with or otherwise related to us.

(8) The major shareholders of Intrinsic Technology (Holdings) Ltd. are AsiaInfo, a publicly listed company, Jun Wu, one of our directors, Lunar Group Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I LLC, Haichao Joseph Lee and LiTech Digital Limited.

[LINKTONE LOGO]




(9) The address of our current executive officers and directors is c/o Linktone Ltd., Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People's Republic of China.

(10) Represents stock options to acquire ordinary shares which are exercisable within 60 days of May 7, 2004. The options have an exercise price of $0.05 and an expiration date of April 1, 2013.

(11) Represents stock options to acquire ordinary shares which are exercisable within 60 days of May 7, 2004. The options have an exercise price of $0.05 and an expiration date of April 1, 2013.

(12) Includes stock options to acquire an aggregate of 5,709,000 ordinary shares which are exercisable within 60 days of May 7, 2004. The options have the following features: (i) 75,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010, (ii) 233,300 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011, (iii) 1,389,400 of the options have an exercise price of $0.072 per ordinary share and an expiration date of March 1, 2011, (iv) 3,200,000 of the options have an exercise price of $0.05 per ordinary share and an expiration date of January 1, 2012, and (v) 811,300 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013.

(13) This amount also includes 12,894,916 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of May 7, 2004 and the amounts held by Merry Asia Limited, which is controlled by Jun Wu, a director of our company, by Lunar Group Stokenchurch Partners I LLC which is controlled by Derek Sulger, a director of our company, and by IP Fund One, L.P. in which York Chen, a director of our company, has an interest. Mr. Chen disclaims beneficial ownership of the shares in our company held by IP Fund One, L.P.

SUMMARY COMPENSATION TABLE

For 2003, compensation paid to our executive officers was as follows:


                                                                               ANNUAL
                                                                            COMPENSATION            LONG-TERM COMPENSATION
                                                                          ----------------      -------------------------------
                                                                                                ORDINARY SHARES
                                                                                                  UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                                               SALARY     BONUS        OPTIONS (#)      COMPENSATION
---------------------------                                               ------     -----      ---------------    ------------
                                                                           (US$)     (US$)                             (US$)
Raymond Lei Yang..............................................           112,500      --          9,140,300(1)       17,000(2)
Michael Guangxin Li...........................................            93,750      --          7,997,800(1)       17,000(2)
Mark Begert...................................................            95,000      --          2,250,000(1)       22,000(2)
Xin Ye........................................................             8,333      --          1,200,000(3)        3,667(2)

----------------

(1) These options have an exercise price of $0.05 and expire on April 1, 2013.

(2) Consists of expenses paid to the executive officer for housing allowance, relocation expenses, transportation and education expenses.

(3) These options have an exercise price of $0.76 and expire on November 1, 2013.

We have entered into employment and related agreements with Raymond Lei Yang, Michael Guangxin Li and Mark Begert as described below.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information regarding stock options granted to our executive officers during 2003:


                                                                      ORDINARY
                                                                       SHARES
                                                                     UNDERLYING
                                                                      OPTIONS    EXERCISE
NAME                                                                  GRANTED    PRICE(1)   DATE OF GRANT       DATE OF EXPIRATION
----                                                                 ----------  --------   -------------       ------------------
Mark Begert...................................................       2,250,000   $0.05      April 1, 2003       April 1, 2013
Raymond Lei Yang..............................................       9,140,300   $0.05      April 1, 2003       April 1, 2013
Michael Guangxin Li...........................................       7,997,800   $0.05      April 1, 2003       April 1, 2013
Xin Ye........................................................       1,200,000   $0.76      November 18, 2003   November 1, 2013

------------------

(1) The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.

RELATED PARTY TRANSACTIONS

We conduct our business in China solely through our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd. and Shanghai Huitong Information Co., Ltd. In order to meet ownership requirements under Chinese law which restrict us, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two PRC incorporated

[LINKTONE LOGO]


companies: Shanghai Weilan Computer Co., Ltd., which is 50.0% owned by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink Computer Co., Ltd., which is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and China Unicom. Shanghai Unilink will assume Shanghai Weilan's contracts with China Unicom.

We and Shanghai Weilan and Shanghai Unilink are parties to a series of agreements governing the provision of our wireless value-added services and the operation of our Web site. In addition, at December 31, 2003, we had provided long-term loans with total principal of RMB5.0 million ($0.6 million) to each of Ankai Hu and Dong Li, respectively. We have also loaned RMB0.5 million ($60,000) to each of Raymond Lei Yang and Simon Minsheng Du. The proceeds from these loans have been used to fund investments in Shanghai Weilan and Shanghai Unilink. See "Arrangements with Consolidated Affiliates" below.

Our primary internal source of funds is dividend payments from Linktone Consulting and Shanghai Huitong. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

ARRANGEMENTS WITH CONSOLIDATED AFFILIATES

Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct all of our operations in China through a series of agreements with our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink.

Shanghai Weilan and Shanghai Unilink are variable interest entities under FASB Interpretation No. 46, or FIN 46, and accordingly, are consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that Ankai Hu, Dong Li, Raymond Lei Yang and Simon Minsheng Du will not receive any personal benefits from these agreements, except as shareholders of our company. According to our Chinese counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current Chinese laws and regulations. The principal terms of these agreements are described below.

Powers of Attorney. Each of Ankai Hu and Dong Li has irrevocably appointed Raymond Lei Yang, an employee of Linktone Consulting, as attorney-in-fact, and each of Raymond Lei Yang, Simon Minsheng Du and Shanghai Weilan has irrevocably appointed Mark Begert, the chief financial officer of Shanghai Huitong, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to Shanghai Weilan or Shanghai Unilink, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the designated attorney-in-fact remains an employee of one of our subsidiaries. If the attorney-in-fact ceases to be an employee of any of our subsidiaries or if our subsidiaries otherwise issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.

Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept our guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with technical support and related consulting and information services. We also maintain the software required to operate their Web sites. We are the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for our services, in 2003 our affiliated Chinese entity,

[LINKTONE LOGO]


Shanghai Weilan, agreed to pay us an annual service fee of $9.9 million. The service fees are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.

Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan a license to use our domain name (www.linktone.com). We have also granted our affiliated Chinese entities licenses to use our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). In addition, Shanghai Huitong has granted Shanghai Weilan a license to use the software for two of its handset games for an annual license fee of RMB1,000 ($121). Each of these license agreements will terminate upon the earlier of ten years or the expiration of our right to use the relevant domain names and trademarks. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

Domain Name Transfer Arrangements. To ensure we have control over the assets integral to our operations, Shanghai Weilan has transferred to us its ownership rights in its domain name (www.linktone.com.cn) which we have licensed back for Shanghai Weilan's use in its operations on a non-exclusive basis.

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, Ankai Hu, Dong Li, Raymond Lei Yang, Simon Minsheng Du and our affiliated Chinese entities, we or our designee has an exclusive option to purchase from each of Messrs. Hu, Li, Yang, Du and Shanghai Weilan all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual's termination of service as a director.

Loan Agreements. We have extended interest-free loans to our shareholders, Messrs. Hu, Li, Yang and Du, for the sole purpose of investing in our affiliated Chinese entities as registered capital. The term of these loans in each case is ten years. Our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their interest in the entire registered capital of the respective affiliated Chinese entity. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity.


                                              AFFILIATED
DATE OF LOAN AGREEMENT     BORROWER             ENTITY           PRINCIPAL         INTEREST   MATURITY DATE    OUTSTANDING BALANCE
----------------------     --------           ---------     --------------------   --------   -------------   ----------------------
                                                              (IN         (IN                                   (IN           (IN
                                                            THOUSANDS  THOUSANDS                              THOUSANDS    THOUSANDS
                                                             OF RMB)     OF $)                                 OF RMB)       OF $)

November 27, 2003........  Ankai Hu            Shanghai     5,000.0     604.1       None      November 26,    5,000.0        604.1
                                               Weilan                                            2013
November 27, 2003........  Dong Li             Shanghai     5,000.0     604.1       None      November 26,    5,000.0        604.1
                                               Weilan                                            2013
November 27, 2003........  Raymond Lei Yang    Shanghai       500.0      60.4       None      November 26,      500.0         60.4
                                               Unilink                                           2013
November 27, 2003........  Simon Minsheng Du   Shanghai       500.0      60.4       None      November 26,      500.0         60.4
                                               Unilink                                           2013


Equity Interests Pledge Agreements. Ankai Hu, Dong Li, Raymond Lei Yang, Simon Minsheng Du and Shanghai Weilan pledged their respective equity interests in our affiliated Chinese entities to guarantee the performance and the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by Messrs. Hu, Li, Yang and Du and Shanghai Weilan, as the case may be, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.

All of the agreements described above were entered into in November 2003. Prior to November 27, 2003, we had interest-free loan agreements, share pledge agreements and share transfer agreements with our affiliated Chinese entities and their shareholders, all of which have been terminated and replaced with the currently effective loan, equity interests pledge and contracts relating to the exclusive purchase right of equity interest described above.


LICENSING AND LOCALIZATION AGREEMENT WITH INDEX CORP.

In August 2003, Index Corp., one of our shareholders, granted us an exclusive license to localize software for the games Legend of Ninja, Star Diver and Magical Shooting for the Chinese market. We pay Index Corp. royalties equal to 50.0% of our after-tax revenue attributable to these games that are compatible with the JAVA environment and 40.0% of our after-tax revenue attributable to games that are preinstalled on mobile phones. This agreement has a term of one year and is automatically renewable year to year unless otherwise terminated by either party.

[LINKTONE LOGO]


OTHER RELATED PARTY TRANSACTIONS

In April 2003, our Chief Operating Officer, Michael Guangxin Li, was named as a defendant in a legal proceeding brought before the Beijing Labor Arbitration Bureau by Newpalm (China) Information Technology Co., Ltd., or Newpalm, Li's previous employer. In April 2003, we agreed to pay up to $75,000 of legal expenses, including attorneys' fees and court costs, to the extent incurred by Mr. Li in connection with the dispute. Newpalm withdrew the case in September 2003. Actual legal expenses paid by us pursuant to this agreement were $2,500.


                          COMPENSATION COMMITTEE REPORT

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The members of our compensation committee are York Chen, Elaine La Roche, Thomas Hubbs and David C. Wang. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company. There have previously been interlocking relationships between our compensation committee and the compensation committee of Intrinsic Technology which spun-off our company in April 2001. Specifically, Jun Wu, York Chen, and at various times either Derek Sulger or Patrick Benzie, have served on the compensation committees of both companies from the date of the spin-off until January 2004. In addition, Jun Wu, Derek Sulger and Patrick Benzie served as officers of Intrinsic Technology from November 1999 until April 2003, from April 2000 until August 2002, and from March 2000 until September 2002, respectively.

The fundamental policy of the compensation committee is to provide our chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. It is the committee's objective to have a substantial portion of each officer's compensation contingent upon the company's performance as well as upon his or her own level of performance. Accordingly, the compensation package for the chief executive officer and other executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company's shareholders. As an executive officer's level of responsibility increases, it is the intent of the board to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

Our company's executive compensation is intended to be consistent with leading companies in the wireless telecommunications industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2003, the principal measures the committee looked to in evaluating the company's progress toward these objectives were growth in revenue and net profits.

Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the committee deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the committee considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The committee also considers companies outside the industry which may compete with our company in recruiting executive talent.

Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee's level of responsibility, the larger the portion of the individual's compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the Company's achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. The actual bonus paid for the year to each of our executive officers is indicated in the Bonus column of the Summary Compensation Table.

Long-Term Compensation. The committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. In November 2003, the board of directors adopted our 2000-1 Employee Stock Option Scheme, or the 2000-1 Scheme, and our 2003 Stock Incentive Plan, or the 2003 Plan. The 2000-1 Scheme governs all option grants made by the company which were outstanding immediately prior to the time that scheme was adopted by the board of directors. We anticipate that all future grants of stock incentive awards will be made pursuant to the 2003 Plan or any other plan adopted from time to time. Stock options and other awards under the 2003 Plan are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or other awards include the individual's position in the company, his or her performance and responsibilities, and internal comparability considerations.

[LINKTONE LOGO]


The awards that may be granted under the 2003 Stock Incentive Plan include ordinary shares, options to purchase ordinary shares, dividend equivalent rights, the value of which is measured by the dividends paid with respect to the ordinary shares, stock appreciation rights the value of which is measured by appreciation in the value of the ordinary shares, and any other securities the value of which is derived from the value of the ordinary shares and which can be settled for cash, ordinary shares or other securities or a combination of cash, ordinary shares or other securities. Under the 2003 Plan, awards may be issued to employees, directors or consultants of our company or our subsidiaries, although incentive stock options may only be issued to our employees or the employees of our subsidiaries. The 2003 Plan includes a mechanism -- otherwise known as an "evergreen provision" -- for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. The 2000-1 Scheme is substantially identical to the 2003 Plan in all material aspects, except that
(i) awards granted under the 2000-1 Scheme consist only of options for ordinary shares; (ii) the 2000-1 Scheme does not contain an evergreen provision as described above; and (iii) non-qualified stock options granted pursuant to the 2000-1 Scheme can have an exercise price of no less than 85% of the fair market value of the ordinary shares on the date of grant.

The exercise price of incentive stock options must be at least equal to the fair market value of the company's ordinary shares on the date of grant, and the term of the option must not exceed ten years. The exercise price of non-qualified stock options will be determined by the administrator of the 2003 Plan. With respect to an employee who owns shares possessing more than 10% of the voting power of all classes of outstanding capital, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the company's shares on the date of grant and the term of the option must not exceed five years. The exercise or purchase price of other awards will be such price as determined by the compensation committee. To the extent that the aggregate fair market value of the company's ordinary shares subject to options granted as incentive stock options under the 2003 Plan which become exercisable for the first time by a recipient during any calendar year exceeds $100,000, then options represented by ordinary shares in excess of the $100,000 limitation shall be treated as non-qualified stock options. Employees are responsible in all cases for any tax expense associated with the grant, holding or exercise of these stock options.

As a result of these provisions, the option will provide a return to an executive officer only if the executive officer remains employed by the company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The actual options granted to each of the executive officers in the Summary Compensation Table in indicated in the Long-Term Compensation column.

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current Chief Executive Officer, Raymond Lei Yang, who assumed this position in March 2003, currently receives a base salary of US$240,000. In determining his base salary, the committee compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating the company's ability to recruit a suitable person for this position, either on a permanent or interim basis.

                                       The Compensation Committee



                                       York Chen
                                       Elaine La Roche
                                       David C. Wang
                                       Thomas Hubbs



                             AUDIT COMMITTEE REPORT

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our company's independent accountants are responsible for expressing an opinion on the conformity of their audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers as the company's independent accountants for 2003 after reviewing that firm's performance and independence from management. We have recommended that PricewaterhouseCoopers be reappointed as the company's independent accountants for fiscal year 2004 at the shareholders meeting scheduled in June 2004.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2003 Annual Report to Shareholders. We reviewed with our company's independent accountants their judgments as to the quality, not just the acceptability, of our company's accounting principles and discussed with their representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on

[LINKTONE LOGO]


Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountants their independence from management and our company and its affiliates, and received their written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountants are compatible with maintaining the accountants' independence.

We also discussed with our company's internal auditors and independent accountants the overall scope and plans for their respective audits. We met with the internal auditors and independent accountants, with and without management present, to discuss the results of their examinations, their evaluations of our company's internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

                                          Audit Committee

                                          Derek Sulger
                                          Thomas Hubbs
                                          Elaine La Roche


              AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers before that firm is retained for such services. The pre-approval procedures are as follows:

     o Any audit or non-audit service to be provided to our company by the independent accountants must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

     o The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.


              DISCLOSURE OF FEES CHARGED BY INDEPENDENT ACCOUNTANTS

The following information summarizes the fees charged by PricewaterhouseCoopers (our independent accountants from the fourth quarter of 2000 to the present time) for certain services rendered to our company during 2004:

Audit Fees. Fees for our calendar year audit and reviews of financial statements for the year ended December 31, 2003 totaled approximately US$250,000.

Audit Related Fees. Fees for audit and reviews conducted in connection with the company's initial public offering in March 2004 totaled approximately US$350,000.

Tax Fees. None.

Fees for Financial Information Systems Design and Implementation. None.

All Other Fees. None.

[LINKTONE LOGO]


             SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

     1) Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., Harbour Ring Plaza, 6th Floor,
         18 Xizang Zhong Road, Shanghai, 200001, People's Republic of China,
         Attention: Chief Financial Officer.

     2) Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

         Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

     3) The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

[LINKTONE LOGO]


                                  OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

                                       By Order of the Board of Directors,





                                       Raymond Lei Yang
                                       Member of the Board of Directors
                                       and Chief Executive Officer


Dated: May 11, 2004